Exhibit 99.1

FINAL SLATE OF NOMINATIONS FOR THE POSITION OF DIRECTORS OF THE COMPANY

(A) FINAL SLATE OF NOMINATIONS FOR THE POSITION OF INDEPENDENT DIRECTORS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Regulation 82B (a) of the Articles of Association of the Company, as amended, of nomination of the following persons to the position of Independent Directors in accordance with the minutes of the meeting of the Board of Directors of the Company as of May 14, 2021:

•	Mr. Alexey Marey;

•	Ms. Elena Titova;

•	Mr. Marcus James Rhodes.

(B) FINAL SLATE OF NOMINATIONS FOR THE POSITION OF ELECTED DIRECTORS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Regulation 82A (a) of the Articles of Association of the Company, as amended, of nomination of the following persons to the position of Elected Directors in accordance with the minutes of the meeting of the Board of Directors of the Company as of May 14, 2021:

•	Mr. Andrey Protopopov;

•	Ms. Nadiya Cherkasova;

•	Mr. Sergey Solonin;

•	Ms. Tatiana Zharkova.

The nomination of the aforesaid persons shall be considered and if thought fit approved by the ANNUAL GENERAL MEETING of the Company to be held on June 02, 2021, at 10:00 am (Cyprus time) at Company’s office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Information on the nominees for the position of the Directors of the Company

Mr. Alexey Marey has served as our director since June 2019. Mr. Alexey Marey holds several key positions in Alfa Group. He is currently a member of the Board of Directors of Alfa-Bank JSC and Rissa Investments Limited (IDS Borjomi International Group). From 1998 to 2004 Mr. Alexey Marey successively worked at DANONE, Gillette International (Moscow) and Duracell Batteries N.V. Further Mr. Alexey Marey joined Alfa-Bank JSC where he headed Retail Business, and then held a position of Chief Executive Officer of Alfa-Bank JSC from May 2012 to November 2017. Mr. Alexey Marey graduated from Moscow Aviation Institute, Economics Department in 1999.

Ms. Elena Titova has served as our director since June 2019. Ms. Elena Titova has over 24 years of experience in investment banking. She is currently an independent director for “Otkritie Bank Financial Corporation” (Public Joint-Stock Company) (since December 2017), an independent director for National Bank TRUST (since June 2018), an independent director for Fix Price Group Ltd (since March 2021) and also a partner and chairperson of the Advisory Board of ICONIC, a block-chain integrator (since March 2018). In 1990-1993 Ms. Elena Titova worked as an international markets specialist at W.R. Grace & Co. (USA). Between 1994 and 1998, Ms. Elena Titova held a number of positions in New York and London offices of Goldman Sachs. In 1998-2006 she headed Moscow office of Goldman Sachs. In 2006 Ms. Elena Titova joined Morgan Stanley in Moscow as Head of Investment Banking Division and then became a President and General Director of Morgan Stanley Bank in Russia and later a member of its Board of Directors. In 2012-2013 Ms. Elena Titova was a President and Chairperson of the Management Board of the Russian Regional Development Bank. In 2014-2018 Ms. Elena Titova served as a President and Chief Executive Officer of UBS Bank, Moscow, Russia, as well as a member of its Board of Directors. Ms. Titova graduated in 1989 from Lomonosov Moscow State University with a degree in economics. In 1994, she received an MBA from Kellogg Business School, Northwestern University, IL (USA).

Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and chairman of the audit committee for PJSC PhosAgro (since May 2011) and an independent director for Segezha Group JSC (since March 2021). From May 2014 to May 2017 Mr. Rhodes was an independent director and chairman of the audit committee for Zoltav Resources, from February 2009 to May 2016 an independent director and chairman of the audit committee for Cherkizovo Group, from September 2009 to June 2015 for Tethys Petroleum, from July 2008 to June 2011 for Wimm-Bill-Dann Foods, from November 2009 to June 2011 for Rusagro Group and from September 2018 to June 2019 for Rustranscom PLC. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics and social history.

Mr. Andrey Protopopov has served as our Chief Executive Officer of Payment Services Segment since August 2019. Previously, he served as our Head of IT and Product from June 2015 to August 2019 and as our Head of Product Management from September 2013 to June 2015. Mr. Protopopov has over 12 years of commercial and product managing experience. Before joining QIWI, Mr. Protopopov worked at Procter & Gamble for 12 years, holding numerous positions in market strategy and planning as well as business development. Mr. Protopopov graduated from Novosibisrsk State University in 2004 with a master’s degree in mathematics. On March 30, 2021, we announced that, as a result of a succession planning process, the board of directors recommended that Mr. Protopopov replace Mr. Boris Kim as the chief executive officer of QIWI Group with effect from the date of the annual general meeting of shareholders to take place in June 2021.

Ms. Nadiya Cherkasova has served as our director since June 2018. During her career Ms. Nadiya Cherkasova held top positions at Inkombank, KMB Bank, Trust Bank and VTB 24. Ms. Nadiya Cherkasova is currently a member of the Management Board and a Deputy President—Chairman of the Management Board of “Otkritie Bank Financial Corporation” (Public Joint-Stock Company). Ms. Cherkasova earned a degree in economics from Nizhny Novgorod State University.

Mr. Sergey Solonin has served as our director since December 2010 and as chairman of our Board of Directors since January 2020. He has also been our chief executive officer from October 2012 to January 2020. Mr. Solonin is an entrepreneur and has over 20 years of experience in the payment services and banking industries. Mr. Solonin is also a co-director of the FinNet working group within the framework of the National Technology Initiative since September 2016, a member of the Supervisory Board of Association for Development of Financial Technologies since January 2017, a member of the board of directors of “AlfaStrakhovanie” PLC since June 2017, a member of the Investment Committee of Venture Fund of Skolkovo — IT I since June 2017 and a member of the Expert Committee of Vnesheconombank since October 2017. Mr. Solonin graduated from All-Russian Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

Ms. Tatiana Zharkova has served as our director since August 2020. During her career she has held top positions with, among others, Inteza bank, Volkswagen Bank Rus LLC, Globex Bank, and Ak Bars Bank. From October 2017 until February 2020 Ms. Zharkova was a managing director at the Association for Development of Financial Technologies, and in February 2020, she was elected as the Association’s General Director. Ms. Zharkova graduated from the Plekhanov Russian University of economics with a degree in finance and credit in 1995. She holds a Candidate of Sciences Degree in Economics (Council for the Study of Productive Resources (now part of Russian Foreign Trade Academy under the Ministry of Economic Development of the Russian Federation), 2015).